EXHIBIT 99.1

QUANTUM BIOPHARMA LTD. APPROVED TO DUAL LIST ON UPSTREAM

Trading to become available January 14th under ‘QNTM’

Toronto, Ontario – January 7, 2025 – Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma” or the “Company”), today announced its approval to dual list its shares on Upstream, a MERJ Exchange market and global securities trading app. Trading becomes available on Upstream Tuesday, January 14, 2025, at 10:00am ET under the ticker symbol ‘QNTM.’

The dual listing on Upstream is designed to provide Quantum the opportunity to access a global investor base outside of the U.S. that can trade using a credit/debit card, PayPal, USD, or USDC; unlocking liquidity and enhancing price discovery while globalizing the opportunity to invest in the company.

Investors outside of the U.S. can get ready to trade by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping Sign Up, and completing a simple KYC identity verification by tapping the profile icon on the home screen and tapping KYC.

Existing non-U.S. shareholders may initiate the transfer of their shares by opening Upstream, tapping Investor, Manage Securities, Deposit Securities, then entering the ticker symbol ‘QNTM’ and the number of shares to deposit, and tapping Submit. Next, investors enter their brokerage firm name and brokerage account number, then tap Submit. Lastly, investors tap Add E-Signature, sign their name on the screen using their finger, tap Done, and then tap Sign.

After completion of the deposit request on Upstream, shareholders will receive via email an executed deposit form to submit to their current brokerage firm to initiate a withdrawal to the transfer agent. Shares will not be transferred without notifying the current broker and requesting a withdrawal. On listing day, shareholders will receive a push notification once the shares are deposited and available for trading on Upstream.

Details on the Quantum listing, deposit, and trading instructions can be found at https://www.quantumbiopharma.com/investors. The Upstream market is open 7 days a week 20 hours a day, Monday to Sunday: 10:00am to 06:00am UTC+4 (1:00am to 9:00pm EST).

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Traders on Upstream’s smart contract-powered platform will experience real-time trading and settlement, and a transparent orderbook which does not permit common market manipulations.

Zeeshan Saeed, CEO of Quantum commented, “Building shareholder value is an ongoing goal of ours. We believe a dual listing on Upstream’s next generation market supports this goal as we continue to develop our potential game changing drug candidates for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders that impact people from all over the world.”

About Quantum BioPharma Ltd.

Quantum BioPharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented UNBUZZD™ and spun out its OTC version to a company, Celly Nutrition Corp. (“Celly Nutrition”), led by industry veterans. Quantum BioPharma retains ownership of 25.71% (as of June 30, 2024) of Celly Nutrition at www.unbuzzd.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

About Upstream

Upstream, a MERJ Exchange market (https://merj.exchange/), is a global securities trading app. Powered by Horizon's proprietary, transparency-first, matching engine, Upstream allows investors outside of the U.S. to trade securities using just an app. For more information, please visit https://upstream.exchange/. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Disclaimers

U.S. persons may not deposit, buy, or sell securities on Upstream.

This communication shall not constitute an offer to sell securities or the solicitation of an offer to buy securities in any jurisdiction where such offer or solicitation is not permitted. All orders for sale are non-solicited by Upstream and a user’s decision to trade securities must be based on their own investment judgment.

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Upstream is a MERJ Exchange market. MERJ Exchange is a licensed Securities Exchange, an affiliate of the World Federation of Exchanges, a National Numbering Agency, and a member of ANNA. MERJ is regulated in the Seychelles by the Financial Services Authority, https://fsaseychelles.sc/, an associate member of the International Association of Securities Commissions (IOSCO). MERJ supports global issuers of traditional and digital securities through the entire asset life cycle from issuance to trading, clearing, settlement, and registry. It operates a fair and transparent marketplace in line with international best practices and principles of operations of financial markets. Upstream does not endorse or recommend any public or private securities bought or sold on its app. Upstream does not offer investment advice or recommendations of any kind. All services offered by Upstream are intended for self-directed clients who make their own investment decisions without aid or assistance from Upstream. All customers are subject to the rules and regulations of their jurisdiction. By accessing the site or app, you agree to be bound by its terms of use and privacy policy. Company and security listings on Upstream are only suitable for investors who are familiar with and willing to accept the high risk associated with speculative investments, often in early and development-stage companies. U.S. persons may not deposit, buy, or sell securities on Upstream. There can be no assurance the valuation of any particular company’s securities is accurate or in agreement with the market or industry comparative valuations. Investors must be able to afford market volatility and afford the loss of their investment. Companies listed on Upstream are subject to significant ongoing corporate obligations including, but not limited to disclosure, filings, and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards.

Forward-Looking Information

This communication contains “forward-looking statements.” Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions, and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) difficulties in obtaining financing on commercially reasonable terms; (ii) changes in the size and nature of our competition; (iii) loss of one or more key executives or brand ambassadors; and (iv) changes in legal or regulatory requirements in the markets in which we operate. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contacts:

Quantum BioPharma Ltd.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board

Email: Zsaeed@quantumbiopharma.com

Telephone: (833) 571-1811

Investor Relations

Email: ir@quantumbiopharma.com, info@quantumbiopharma.com

Website: www.quantumbiopharma.com

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